January 29, 2008

Mail Stop 4561

Kyle Schlosser
Chief Executive Officer & President
Fero Industries, Inc.
17 Reeves Crescent
Red Deer, AB, Canada T4P 2Z4

   RE: Fero Industries, Inc.
      Amendment Number 1 to Form SB-2
      Filed January 3, 2008
      File number 333-146859

Dear Mr. Schlosser:

  Having received and reviewed a copy of your amendment marked to show the changes made from the initial registration statement, we have the following comments.

Selling Stockholders

1. We note that the added disclosure regarding the transactions in which the selling stockholders received the shares shows a total of 34 selling stockholders while the table shows a total of 35 selling stockholders. Please reconcile these totals. Please also specify which selling stockholders acquired their shares in each transaction.

2. We also note that you continue to use initials and nicknames in the selling stockholders table despite our request and your counsel's statement to the contrary. Please revise to use full names.

  Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact Barbara C. Jacobs, the Assistant

Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: Marc Ross
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006
        Facsimile Number: (212) 930-9725